Via EDGAR, U.S. Mail and fax to 202-772-9208

October 6, 2009

Mr. John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sterling Bancorp
Form 10-Q for Fiscal Quarter Ended June 30, 2009
File No. 001-05273

Dear Mr. Nolan:

This is in response to your letter, dated September 18, 2009, regarding staff comments on the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 (the “Q2 Form 10-Q”) of Sterling Bancorp (the “Company”). For your convenience, we have reproduced in boldface type the specific comments included in your letter.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Asset Quality, page 37

1.

We have reviewed your proposed disclosure in response to prior comment one from our letter dated August 25, 2009. In your response, you state “when it is determined that collection efforts are no longer productive, the balance is charged off.” Please tell us and revise your future filings to disclose the following regarding your charge-off policy for your lease financing receivables:

•	How you determine that collection efforts are no longer productive;
•

Additional information about your historical experience in this area (for example, for the periods presented, tell us and disclose on average how many days past due the loans were when they were charged-off. Additionally, tell us and disclose whether there have been any significant delays in charge-offs during those periods).

Mr. John P. Nolan

Division of Corporation Finance

Securities and Exchange Commission

October 6, 2009

•	Whether your current experience is in line with your historical experience; and
•	Whether you have made any changes to your charge off policy or if it has been consistently applied for all periods presented.

Provide us with your proposed future disclosure.

Response:

First Bullet Point. In future filings, the Company will include the following additional disclosure in the discussion of lease financing receivables under “Asset Quality”:

Collection efforts include repossession and/or sale of the leased equipment, payment discussions with the lessee, the principal and/or guarantors, and obtaining judgments against the lessee, the principal and/or guarantors. The balance is charged-off when it is determined that collection efforts are no longer productive. Factors considered in determining whether collection efforts are no longer productive include any amounts currently being collected, the status of discussions or negotiations with the lessee, the principal and/or guarantors, the cost of continuing efforts to collect, the status of any foreclosure or other legal actions, the value of the collateral, and any other pertinent factors.

Second Bullet Point. Charge-offs for lease financing receivables for each of the last five years are set forth on page 35 of the Company’s Annual Report on Form 10-K for 2008 and have ranged from a low of $2.4 million in 2004 to a high of $4.6 million in 2006. As set forth on page 27 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, charge-offs for lease financing receivables for the first quarter of 2009 and 2008 were $4.5 million and $0.8 million, respectively. As set forth on page 40 of the Q2 Form 10-Q, charge-offs for lease financing receivables for the second quarter of 2009 and 2008 were $5.1 million and $1.2 million, respectively, and such charge-offs for the first six months of 2009 and 2008 were $9.6 million and $2.0 million, respectively. The sharp increase in 2009 is due to the adverse effects of existing economic conditions, which also resulted in substantial increases in nonaccruals. For additional information concerning nonaccrual lease financing receivables, please see our response to Question 2 below. Additional disclosure is set forth below in our response to the third bullet point.

As indicated in our response to the first bullet point above, charge-offs are not a direct function only of days past due but rather a function of many other factors relating to the productivity of further collection efforts in each specific situation. While days past due are not entirely irrelevant, the factors mentioned in our response to the first bullet point are generally more pertinent in determining whether collection efforts are no longer productive, and we do

Mr. John P. Nolan

Division of Corporation Finance

Securities and Exchange Commission

October 6, 2009

not use average days past due at the time of charge-off as a pertinent factor in making such determinations. Nevertheless, in view of the distribution of days past due for our nonaccrual lease financing loans, we believe it is reasonable to estimate that lease financing charge-offs have been on average between 6-12 months past due at the time of charge-off. In this regard, we note that the table in our response to Question 2 below reflects, at both June 30, 2009 and June 30, 2008, a fairly even distribution between nonaccrual lease financing loans 3-6 months past due and those 6-12 months past due, and only a nominal number and dollar amount of loans more than one year past due. Retrieving and compiling the data necessary to compute average days past due at the time of charge-off for the periods presented in our Quarterly Reports on Form 10-Q would require substantial time and effort. Since this is not a metric used by management, we respectfully request that we not be required to make that investment of time and effort.

There have not been any significant delays in charge-offs during the periods presented in the Company’s Annual Report on Form 10-K for 2008 and Quarterly Reports on Form 10-Q for the first and second quarters of 2009. Accordingly, we do not believe additional disclosure in this regard is necessary or appropriate.

Third Bullet Point. As a result of the adverse effects of existing economic conditions, we have experienced substantially higher levels of charge-offs for lease financing receivables in the current year compared to our historical experience in prior years. In its Quarterly Report of Form 10-Q for the quarter ended September 30, 2009, the Company will include the following additional disclosure in the discussion of lease financing receivables under “Asset Quality” (changes and additions to the Q2 Form 10-Q disclosure are in boldface underscore):

During the first nine ~~six~~ months of 2009, conditions across many segments of the economy continued to deteriorate, adversely affecting the financial condition of our small business borrowers as well as the value of our collateral. As a result of the adverse effects of existing economic conditions, nonaccrual loans increased $__ million during the first nine months of 2009 (primarily reflecting a $__ million increase in nonaccrual lease financing receivables), and charge-offs for the first nine months of 2009 were $__ million higher than for the corresponding period in 2008 (primarily reflecting a $__ million increase in charge-offs for lease financing receivables). The Company ~~also~~ experienced a disruption in our collection efforts due to resignations, during the first quarter of 2009, of our collection manager and other members of the collection staff, which also resulted in increases in charge-offs and nonaccruals during the quarter. We have since upgraded our collection staff, intensified our collection activities, tightened our credit standards and enhanced other credit evaluation criteria. Nevertheless, ~~A~~ continuation ~~and/~~or worsening of existing economic conditions will likely result in ~~a~~ levels of charge-offs and nonaccrual loans that will be higher than those in prior periods.

Mr. John P. Nolan

Division of Corporation Finance

Securities and Exchange Commission

October 6, 2009

Fourth Bullet Point. We have not made any material changes to our charge-off policy for our lease financing receivables, and such policy has been consistently applied in all material respects for all periods presented. Accordingly, we do not believe additional disclosure in this regard is necessary or appropriate.

2.	Please supplementally provide us with the following additional information regarding your lease financing receivable charge-offs:
•

Quantify cumulative charge offs for 2009 and the amount of loans left in non-accrual. For those loans in non-accrual, provide us with a table that separately quantifies the amount and number of loans less than 90 days past due, 90-180 days past due, 180-365 days past due and greater than 365 days past due.

Response:

As disclosed on page 40 of the Q2 Form 10-Q, cumulative lease financing receivable charge-offs for the three months and six months ended June 30, 2009 were $5,083,000 and $9,627,000, respectively. As disclosed on page 38 of the Q2 Form 10-Q, the amount of non-accrual lease financing loans was $14,256,000 at June 30, 2009 and $2,600,000 at June 30, 2008.

The following table sets forth the number and dollar amount of non-accrual lease financing loans that were less than 3 months past due, 3-6 months past due, 6-12 months past due and more than 12 months past due as of June 30, 2009 and 2008:

	June 30, 2009			June 30, 2008
PERIOD PAST DUE	#	$ (000)	% of Total	#	$ (000)	% of Total
Less than 3 months	0	0	0	0	0	0
3 - 6 months	156	7,322	51.4	44	1,263	48.6
6 - 12 months	119	6,794	47.6	47	973	37.4
More than 12 months	6	140	1.0	16	364	14.0
TOTAL	281	14,256	100.0	107	2,600	100.0

* * * *

Mr. John P. Nolan

Division of Corporation Finance

Securities and Exchange Commission

October 6, 2009

If you have any questions regarding our responses to your comments or have any additional comments, please do not hesitate to call me at 212-757-8035.

Very truly yours,

STERLING BANCORP

By:	/s/ John W. Tietjen
John W. Tietjen
Executive Vice President and
Chief Financial Officer

cc:	Wendy L. Cama
(Crowe Horwath LLP)

Daniel Dunson, Esq.
Mark J. Menting, Esq.
(Sullivan & Cromwell LLP)